As Filed with the Securities and Exchange Commission on May___ , 2001 Registration No. 333-58662

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-2

Pre-Effective Amendment No. 1

                                                                REGISTRATION STATEMENT
                                                                                                         under
                                                                THE SECURITIES ACT OF 1933

THE STOCKGAME COMPANY
(Name of small business issuer in its charter)

Nevada	5999	11-3595054
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

80 Orville Drive, NY, 11716 (516) 977-3015
(Address and telephone number of principal executive offices)

80 Orville Drive, NY, 11716
(Address of principal place of business or intended principal place of business)

John C. Dello-Iacono 80 Orville Drive, NY, 1171
(Name, address and telephone number of agent for service)

Copies to:

Stephen B. Schneer, Esq. 605 Third Avenue, 11th Floor New York City, NY 10158 Telephone: (212) 972-1100 Facsimile: (212) 983-5271

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box:
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common stock, $0.001 par value per share	300,000	$.50	$150,000	$89.10

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f) under the Securities Act of 1933 based on the per share book value of Registrant as of June 30, 2000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Subject To Completion, Dated May [__], 2001

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

300,000 Shares of

The StockGame Company

Common Stock

eSAFETYWORLD, Inc. is distributing to its stockholders of record on the record date of [___________], 2001, 300,000 shares of common stock of The StockGame Company. The distribution will be pro rata to the eSAFETYWORLD stockholders based on the number of shares owned by each. eSAFETYWORLD stockholders will receive one StockGame share for each ten shares held. Fractional shares will be rounded to the nearest whole share. eSAFETYWORLD will send StockGame stock certificates to the eSAFETYWORLD stockholders on about [__________], 2001.

eSAFETYWORLD stockholders are not required to take any action to receive their shares of StockGame common stock. No consideration will be paid by holders of eSAFETYWORLD common stock for shares of StockGame common stock.

StockGame will not receive any proceeds from the distribution of the shares.

There currently is no public market for the shares of StockGame common stock, and neither eSAFETYWORLD nor StockGame can assure that a trading market will develop. StockGame is applying to have its common stock quoted on the Over-the-Counter Bulletin Board ('OTCBB') under the symbol 'STGM' effective at the time of the distribution. See 'The Distribution.'

The ownership of StockGame common stock involves significant risks. See 'Risk Factors' beginning on page __.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May [__], 2001.

eSAFETYWORLD is not seeking approval by its stockholders of the distribution of the stock of StockGame to the stockholders of eSAFETYWORLD. No approval by the stockholders of eSAFETYWORLD is required.

This information does not constitute an offer to sell or the solicitation of an offer to buy any securities.

You should rely on the information contained in this document. No person is authorized to give information that is not contained in this document. This document is not an offer to sell nor is it seeking an offer to buy these securities. This information is correct only as of the date set forth on the cover page, regardless of the time of the delivery of this prospectus.

Until [________], 2001 (90 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers'obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

eSAFETYWORLD, the selling stockholders and any broker-dealers that participate in the Distribution of the shares may be deemed to be 'underwriters' within the meaning of section 2(11) of the Securities Act of 1933. Any compensation received and any profits realized by eSAFETYWORLD, the selling stockholders or such broker-dealers may be considered underwriting discounts and commissions under the Securities Act.

Stockholders of eSAFETYWORLD with inquiries related to the Distribution should contact R. Bret Jenkins, the Chief Financial Officer of eSAFETYWORLD, at 80 Orville Drive, Bohemia, NY 11716. eSAFETYWORLD's telephone number is 631-244-1454.

Table of Contents

Caption	Page

Questions and Answers about the Distribution and Related Matters
Summary
Risk Factors
The Distribution
StockGame's Capitalization
StockGame Management's Discussion and Analysis of Financial Condition and Results of Operations
StockGame's Business
StockGame's Management
Description of StockGame's Common Stock
Securities of Certain Beneficial Owners and Management
Certain Transactions
Legal Matters
Experts
Available Information
Index to Financial Statements of StockGame Company	F-1

Questions and Answers
about the Distribution and Related Matters

The following section answers various questions that you may have about the pro rata distribution to eSAFETYWORLD stockholders of 300,000 shares of StockGame common stock owned by eSAFETYWORLD. We refer to this distribution in this document as the 'Distribution.'

Q1: What is the Distribution?

A: The Distribution is the method by which eSAFETYWORLD will distribute shares held by it in StockGame resulting in StockGame becoming a publicly-traded company. According to the terms of the Distribution, eSAFETYWORLD will distribute to its stockholders, as of the close of business on [______________], 2001, in a dividend, one share of StockGame common stock for every ten shares of eSAFETYWORLD common stock held on [______________], 2001.

Q2: What is StockGame?

A: StockGame is a development stage technology and Internet company that plans to operate Internet-games directed towards people who are interested in the equity markets and to distribute, on a subscription basis, newsletters and other information pertaining to the stock markets. StockGame will disclose fully its interests in any company that is covered or mentioned in any distributed publication.

Q3: Why is eSAFETYWORLD effecting the Distribution?

A: eSAFETYWORLD is effecting the Distribution because it believes that the Distribution may result in an increase in the value of StockGame common stock and provide potential value to eSAFETYWORLD's stockholders.

Q4: What is the tax effect of the Distribution?

A: Dividends and distributions received are taxable as ordinary income for federal income tax purposes provided that eSAFETYWORLD has current or accumulated earnings and profits. The fair market value of StockGame's shares will be established by subsequent trading that develops with respect to such shares.

The foreign, state and local tax consequences of receiving the distribution may differ materially from the federal income tax consequences described above. Shareholders should consult their tax advisor.

Q5: What will eSAFETYWORLD stockholders receive in the Distribution?

A: In the Distribution, eSAFETYWORLD stockholders will receive one share of StockGame common stock for every ten shares of eSAFETYWORLD common stock they own on [______________], 2001. Immediately after the Distribution, eSAFETYWORLD's stockholders will still own their shares of eSAFETYWORLD common stock. Shares of eSAFETYWORLD common stock will represent stockholders'interests in the business of eSAFETYWORLD, and shares of StockGame common stock that stockholders receive in the Distribution will represent their interests in the StockGame business.

Q6: What happens to eSAFETYWORLD shares after the Distribution?

A: After the Distribution, shares of eSAFETYWORLD common stock will continue to represent ownership of the businesses of eSAFETYWORLD and will continue to be traded on the Nasdaq Smallcap Market under the ticker symbol 'SFTY.'

Q7: What does an eSAFETYWORLD stockholder need to do now?

A: eSAFETYWORLD stockholders do not need to take any action. The approval of the eSAFETYWORLD stockholders is not required to effect the Distribution, and eSAFETYWORLD is not seeking a proxy from any stockholders. eSAFETYWORLD stockholders should not send in their eSAFETYWORLD share certificates to effect the Distribution. eSAFETYWORLD stockholders will automatically receive their shares of StockGame common stock shortly following the Distribution.

Q8: Where can eSAFETYWORLD stockholders get more information?

A: eSAFETYWORLD stockholders with additional questions related to the Distribution should contact R. Bret Jenkins, the Chief Financial Officer of eSAFETYWORLD, at eSAFETYWORLD, Inc., 80 Orville Drive, Bohemia, New York 11716. eSAFETYWORLD's telephone number is 631-254-1454.

Summary

The following is a summary of certain information contained in this document. While this summary provides an accurate description of all material information included in this document, it is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this document. Certain capitalized terms used in this summary are defined elsewhere in this document.

Why You Were Sent This Document

eSAFETYWORLD sent you this document because you were an owner of eSAFETYWORLD common stock on [______________], 2001. Holders of record of eSAFETYWORLD common stock, as of the close of business on [______________], 2001, will be entitled to receive a pro rata distribution of one share of StockGame for every ___ shares of eSAFETYWORLD common stock held. No action is required on your part to participate in the Distribution, and you are not required to pay cash or other consideration to receive your StockGame shares. No stockholder approval of the Distribution is required or sought. We are not asking you for a proxy, and you are requested NOT to send us a proxy.

This document describes StockGame's business, how this transaction benefits eSAFETYWORLD's stockholders and provides other information to assist you in evaluating the benefits and risks of holding or disposing of the StockGame shares that you will receive in the Distribution. You should be aware of certain risks relating to the Distribution and StockGame's business, which are described in this document beginning on page __.

Summary of StockGame's business

StockGame is a Nevada corporation founded in July 1999 as StockPick, Inc. It changed its name to The StockGame Company in March 2001. StockGame is a development stage company with no revenue, and its Website is not complete. StockGame also has no commitments for financing although it will need funding of up to $1,000,000 to complete its website and implement its plan. There can be no assurances that StockGame will be able to obtain this funding. StockGame's purpose is to design, develop and market an Internet-based site to serve investors and others interested in the stock and capital markets. StockGame's business strategy and plan call for it to:

[ ] create, develop and distribute a subscription-based electronic newsletter.

[ ] develop an online game of skill in selecting equity portfolios.

[ ] generate advertising fees on its website.

Its corporate office is located at 80 Orville Drive, Bohemia, New York 11716, and its telephone number is 516-977-3015.

StockGame summary financial data

StockGame has had no revenue producing operations.

Risk Factors

In addition to the information contained elsewhere in this document, you should carefully read the following risk factors related to StockGame and the Distribution.

Recipients of the Distribution may be confronted by potential taxation matters

Dividends and distributions received are taxable as ordinary income for federal income tax purposes provided that eSAFETYWORLD has current or accumulated earnings and profits. The fair market value of StockGame's shares will be established by subsequent trading that develops with respect to such shares.

The foreign, state and local tax consequences of receiving the distribution may differ materially from the federal income tax consequences described above. Shareholders should consult their tax advisor.

StockGame is a development stage company with no operating history and anticipated losses.

StockGame was established in July 1999 and has no revenues. All of its activities have involved developing a business strategy and designing its website. Therefore, it has no operating history upon which an evaluation of its future performance and prospects can be made. StockGame's future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in StockGame's common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and rapidly evolving markets.

StockGame has had negative cash flow since inception and anticipates operating losses and negative cash flow for the foreseeable future.

StockGame has incurred negative cash flow since inception and has an accumulated deficit of $248,333 at April 30, 2001. Furthermore, StockGame believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable because of costs and expenses related to marketing and startup activities.

StockGame cannot be certain that its business strategy will be successful or that it will successfully address these risks. Our independent auditors indicated in their report that 'the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern.'

StockGame does not currently have a marketable product and may not be able to develop one.

StockGame is currently developing a website and negotiating with content providers of material. We may be unsuccessful in our efforts to complete the website and execute acceptable arrangements with content providers. If we are unsuccessful in these efforts, we will be unable to generate any revenues.

StockGame will depend on eSAFETYWORLD to supply a substantial portion of its day-to-day activities. We would be unable to function during the next year without the services provided by eSAFETYWORLD.

StockGame's limited resources do not permit it to hire software specialists. It will develop its website by using independent contractors, most of whom will be engaged and supervised by eSAFETYWORLD. StockGame will also use eSAFETYWORLD for its servers, web hosting, administrative, technical and customer service functions as well as to provide for its office space and other infrastructure needs. eSAFETYWORLD is not otherwise involved in the decision making process of our business.

eSAFETYWORLD will also assist us in updating our website to give effect to technological or other advances or required changes.

Our agreement with eSAFETYWORLD has a one-year term commencing on September 27, 2000. It is noncancelable except in the case of contract breach including failure to make scheduled payments. The contract is renewable for two 'one year periods' on each contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at a renewal date, then the extension is requires the consent of both parties. The likelihood of us being able to implement our business strategy or maintain an effective presence on the world wide web would be materially reduced if we have a disagreement with eSAFETYWORLD or if eSAFETYWORLD were to encounter financial difficulties that would prevent it from providing the agreed-upon services.

StockGame will depend on independent contractors to develop and maintain its website and will not have direct control over all aspects of the system.

If StockGame's systems and controls are unable to handle online security risks, its business will be adversely affected. StockGame will use packet filters, fire walls, and proxy servers which are all designed to control and filter the data allowed to enter its data center. However, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may make it easier for someone to compromise or breach the technology to be used by StockGame to protect subscribers'transaction data. If such a breach of security were to occur, it could cause interruptions in service and loss of data or cessation in service to subscribers of StockGame. This may also allow someone to introduce a 'virus,' or other harmful component causing an interruption or malfunction.

To the extent that activities of StockGame will involve the storage and transmission of information such as credit card numbers, security breaches could damage StockGame's reputation and expose StockGame to a risk of loss or litigation and possible liability.

StockGame will depend on content and information providers over whom we have little or no control.

StockGame will rely, on a nonexclusive basis, on outside providers of content to:

[ ] post informational and educational subject matter on its website, and

[ ] draft and edit a newsletter that will be distributed to subscribers.

Our plan is dependent on our ability to be able to obtain or distribute this material without the expenditure of significant amounts of cash. If we are unable to do so, we may be unable to reach a stage where we will be able to generate revenue.

We will also be unable to control or even determine the ongoing viability of content providers. Some providers may discontinue operations with little or no notice. The loss of a content provider, particularly if popular with subscribers, could have an immediate and deleterious impact on our business.

We may face potential direct and indirect liability for negligence, copyright, or trademark infringement, and other claims based upon the content and data received from third party providers that we make available or sell to subscribers. For example, by distributing an incorrect past performance report, a subscriber may claim he relied on such information and suffered a monetary loss. Computer failures may also result in incorrect data being distributed. In these and other instances, we may be required to engage in long and expensive litigation, which could have the effect of diverting management's attention and require the expenditure of significant sums of money. Any such claims or resulting litigation could have a material adverse effect on our business

StockGame will need to build brand or name recognition.

To be successful, we will have to build brand or name recognition. Doing so will require a marketing or advertising campaign. There can be no assurances that we will be successful in obtaining the funds necessary to finance an effective marketing campaign. Furthermore, even if a marketing campaign were undertaken, there can be no assurances that it would result in appreciable increases in revenue. Many Internet-related businesses have conducted extensive advertising or marketing programs without generating sufficient revenue to attain profitable operations.

Other companies have similar names which could hurt our ability to obtain brand recognition.

Other companies have similar names which could reduce our ability to clearly establish brand recognition. In addition if a company with a similar name has financial, commercial or regulatory problems, the resultant adverse publicity could negatively impact us because of general confusion in the marketplace.

StockGame may become subject to governmental regulations if its activities are determined to be gaming by nature. .

Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. All 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. If StockGame were to be deemed subject to various federal and state statutes and regulations, that determination could have a direct and material adverse effect on its business and indirectly could have a material adverse effect on the public's demand for its services.

The Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use a telephone line or other wire communication facility in interstate or foreign commerce to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. Federal statutes state that 'gambling' includes but is not limited to pool-selling, bookmaking, maintaining slot machines, roulette wheels or dice tables, and conducting lotteries, policy, bolita or numbers games, or selling chances therein.

StockGame believes that its planned activities are principally educational and informational in nature with StockPick being a game of skill serving as part of that process. As such, StockGame does not believe that its activities constitute gaming activities. However, because there is little clear statutory and case law authority, this conclusion is not free from doubt. The wording of many statutes is ambiguous. Furthermore, there is little case law to rely upon for interpretation of these ambiguities. Thus, it is possible that we may be alleged to be in violation of an applicable statute based on an interpretation or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of those proceedings, we could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing us from engaging in various anticipated business activities. Also, if it were finally determined that we did violate applicable law, then civil damages or criminal penalties could be imposed and we might be barred from pursuing that activity. Such an outcome would have a material adverse effect on the likelihood of us executing our strategy effectively

The National Gambling Impact Study Commission released its final report and recommendations in June 1999. Certain recommendations in that report could form the basis for new anti-gaming (including anti-online-gaming) laws or regulations that could have a material adverse effect on our business. Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on our business.

StockGame will need financing which may not be available.

StockGame will use independent contractors to develop its website and design the online publications that it will distribute. StockGame will endeavor to use noncash compensation wherever possible. However, some cash will be required to complete these tasks. In addition, StockGame will need funding for marketing and to pay cash awards to game participants.

StockGame has not established a source of equity or debt financing sufficient to permit it to implement our business plan. StockGame will require financing. There can be no assurance that additional financing will be available. If StockGame is unable to obtain financing, its ability to meet obligations and plans for expansion will be materially adversely affected or may not be possible at all.

StockGame will be dependent on establishing reciprocal links to investment oriented websites operated by others.

StockGame anticipates establishing agreements with companies that operate online message boards aimed at individual investors and with other distributors of online investment oriented publications. StockGame believes that live links from these types of sites could be an important and inexpensive means of making its website known to potential customers and game participants. If we are unable to establish reciprocal links with other key websites, we may be unable to drive a sufficient volume of potential customers to our website so as top establish a viable business. There can be no assurances that StockGame will be successful in forming or maintaining these agreement.

StockGame will be heavily dependent on credit card transactions. The inability to process credit card transactions would make it impossible to implement its strategy.

StockGame believes that it will receive a substantial portion of its revenue through credit card transactions. Initially, eSAFETYWORLD will assist it in obtaining merchant accounts to process these transactions and in establishing security on its website to process these transactions.

If customers do not perceive our website to be secure or if a breach of security takes place, we are unlikely to receive significant credit card revenues. Also, credit card companies may be reluctant or refuse to process account transactions if customers contend that the payments relate to gaming activities. The inability to receive credit card orders, maintain a merchant account or the refusal of credit card companies to process accounts would severely limit the methods of payment available to subscribers and materially reduce the likelihood of StockGame being able to implement its plan successfully

The trading price of StockGame common stock is likely to be subject to significant fluctuations

There can be no assurance as to the prices at which the StockGame common stock will trade before, on or after the Distribution date. Until the StockGame common stock is fully distributed and an orderly market develops in the StockGame common stock, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. There is a reasonable possibility that an orderly or liquid trading market may never develop for our shares.

Prices for the StockGame common stock will be determined in the marketplace and may be influenced by many factors, including:

[ ] the depth and liquidity of the market for StockGame common stock,

[ ] developments affecting the business of StockGame generally and the impact of those factors referred to below in particular,

[ ] investor perception of StockGame, and

[ ] general economic and market conditions.

StockGame common stock has no prior trading market or liquidity

Prior to the date of this document, there has not been any established trading market for StockGame common stock. Application will be made to list the shares of StockGame common stock on the OTCBB under the symbol 'STGM.' StockGame cannot predict the likelihood of the application being accepted. If the application is accepted, StockGame cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

Forward-looking statements

This document and other materials filed or to be filed by eSAFETYWORLD or StockGame with the Securities and Exchange Commission, referred to as the 'SEC,' as well as information included in oral statements or other written statements made or to be made by eSAFETYWORLD and StockGame, contain statements that are 'forward-looking.' These statements appear in a number of places in this document and include, but are not limited to, all statements relating to plans for future growth and other business development activities, as well as capital expenditures, financing sources and the effects of regulation and competition, the terms of the Distribution and all other statements regarding the intent, plans, beliefs or expectations of StockGame, as well as its respective directors or officers. Words like as 'expects,' 'anticipates,' 'intends,' 'plans' and similar expressions also identify forward-looking statements.

Stockholders and readers are cautioned that such forward-looking statements are not assurances of future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements.

The Distribution

Introduction

On March ___, 2001, the board of directors of eSAFETYWORLD approved a plan to distribute 300,000 shares of common stock of StockGame common stock held by eSAFETYWORLD on a pro rata basis to all holders of outstanding eSAFETYWORLD common stock. The eSAFETYWORLD board of directors formally declared a dividend payable to each holder of record of eSAFETYWORLD common stock at the close of business on the record date of one share of StockGame common stock for every ten shares of eSAFETYWORLD common stock held as of the close of business on the record date. Holders of eSAFETYWORLD common stock will not receive any fractional shares of StockGame common stock in connection with the Distribution.

On or before the Distribution date, eSAFETYWORLD will deliver the shares of StockGame common stock to be distributed to the Distribution agent for transfer and distribution to the holders of record of eSAFETYWORLD common stock as of the close of business on the record date. The Distribution is expected to be made on or about [______], 2001.

Reasons for the Distribution

In September 2000, eSAFETYWORLD signed an agreement to provide certain business, technical and financial consulting services to StockGame, as well as assist in the creation of web-centric development and marketing systems and e-commerce applications. The agreement was amended in May 2001.

In agreeing to assist StockGame, eSAFETYWORLD considered the following key factors:

[ ] eSAFETYWORLD's management team has developed significant expertise that it believed could be applied to other industries, without detracting from its primary focus of serving the industrial safety, laboratory supply and cleanroom and other critical environment markets;

[ ] eSAFETYWORLD retains its strong liquidity compared to its projected requirements, so it was appropriate to consider non-cash consideration for the services to be provided;

[ ] eSAFETYWORLD believed that StockGame's business plan has strong potential if executed effectively; and

[ ] eSAFETYWORLD might maximize the long-term financial return to its stockholders by obtaining stock in StockGame and distributing it to its stockholders.

Based on these considerations, eSAFETYWORLD agreed to accept an aggregate of 600,000 shares of StockGame common stock in consideration for the principal consulting services that it is providing. These 600,000 shares constitute approximately 6% of the issued and outstanding common stock of StockGame at May 15, 2001. eSAFETYWORLD now proposes to distribute 300,000 shares of those shares of StockGame stock to the eSAFETYWORLD stockholders, pro rata in proportion to the number of shares of eSAFETYWORLD held by each. Accordingly, the eSAFETYWORLD stockholders will receive one share of StockGame for approximately each ten shares of eSAFETYWORLD now held by them. eSAFETYWORLD will retain the 300,000 shares, representing 3% of StockGame not distributed to the eSAFETYWORLD stockholders.

eSAFETYWORLD believes that the Distribution of StockGame shares and the resulting creation of a publicly-held corporation may increase the value of the StockGame shares and may offer the stockholders of eSAFETYWORLD greater liquidity than if all 600,000 shares received by eSAFETYWORLD were retained by it. In addition, the Distribution will result in StockGame becoming a publicly-traded company with equity securities that could be used in its compensation programs and to facilitate potential alliances.

The discussion of the reasons for the Distribution set forth herein includes forward-looking statements that are based on numerous assumptions with respect to the trading characteristics of the StockGame common stock and the ability of StockGame management to successfully take advantage of growth, acquisition and alliance opportunities. Many of those factors are discussed above under the captions 'Forward-Looking Statements' and 'Risk Factors.'

Form of transaction

The Distribution is the method by which eSAFETYWORLD will distribute shares of StockGame resulting in StockGame becoming a publicly-traded company. In the Distribution, eSAFETYWORLD will distribute to its stockholders 300,000 shares of common stock of StockGame held by eSAFETYWORLD. After the Distribution, stockholders of eSAFETYWORLD will continue to own their shares in eSAFETYWORLD and the shares distributed to them in StockGame.

eSAFETYWORLD currently holds 600,000 shares of StockGame's common stock, which represents 6% of the total number of StockGame's shares of common stock outstanding. Following the Distribution, eSAFETYWORLD will continue to hold 300,000 shares of StockGame's common stock.

eSAFETYWORLD may be deemed to be an 'underwriter' within the meaning of section 2(11) of the Securities Act of 1933. Any compensation received and any profits realized by eSAFETYWORLD may be considered underwriting discounts and commissions under the Securities Act.

Manner of effecting the Distribution

The Distribution will be made on the Distribution date to holders of record of eSAFETYWORLD common stock at the close of business on the record date. Based on the 3,000,000 shares of eSAFETYWORLD common stock outstanding as of February 28, 2001, the Distribution would consist of one share of StockGame common stock for each ten shares of eSAFETYWORLD held.

eSAFETYWORLD will not deliver scrip evidencing a fractional share or pay any related amount to a stockholder who would be entitled to a fractional share. Instead, the number of shares of StockGame stock to which each eSAFETYWORLD stockholder of record is entitled will be rounded to the nearest whole share. If, as a result of rounding, more than 300,000 shares are required to complete the Distribution, the required additional shares will be provided from the number to be retained by eSAFETYWORLD. Conversely, if less than 300,000 shares are required to complete the Distribution, the remainder will be added to the number retained by eSAFETYWORLD.

Prior to the Distribution date, eSAFETYWORLD will deliver the shares of StockGame common stock to be distributed to the Distribution agent for distribution. The Distribution agent will mail, on or about the Distribution date, certificates representing the shares of StockGame common stock to eSAFETYWORLD stockholders of record as of the close of business on the record date. Holders of eSAFETYWORLD common stock will not receive any fractional shares of StockGame common stock in connection with the Distribution.

Holders of eSAFETYWORLD common stock will not be required to pay for shares of StockGame common stock received in the Distribution, or to surrender or exchange certificates representing shares of eSAFETYWORLD common stock in order to receive shares of StockGame common stock. No stockholder approval of the Distribution is required or sought. We are not asking you for a proxy and you are requested NOT to send us a proxy.

In order to be entitled to receive shares of StockGame common stock in the Distribution, eSAFETYWORLD stockholders must be stockholders at the close of business on the record date.

Federal income tax consequences of the Distribution

Each eSAFETYWORLD stockholder receiving shares of StockGame common stock in the Distribution will be considered to have received a taxable distribution in an amount equal to the fair market value of StockGame common stock received, which will result in:

[ ] a dividend to the extent of such stockholder's pro rata share of eSAFETYWORLD's current and accumulated earnings and profits;

[ ] a reduction in such stockholder's basis in eSAFETYWORLD common stock to the extent the amount received exceeds such stockholder's share of earnings and profits until such basis equals zero, and

[ ] a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the amount treated as a reduction of the stockholder's basis in eSAFETYWORLD common stock. Any gain of this type will generally be capital gain if the eSAFETYWORLD common stock is held as a capital asset on the Distribution date.

eSAFETYWORLD stockholders should consult their own advisers as to the specific tax consequences of the Distribution, including the application and effect of foreign, state and local tax laws.

Listing and trading of StockGame common stock

Prior to the date of this document, there has not been any established trading market for StockGame common stock. Application will be made to list the shares of StockGame common stock on the OTCBB under the proposed symbol 'STGM.' There can be no assurance as to the prices at which the StockGame common stock will trade on or after the Distribution date. Until the StockGame common stock is fully distributed and an orderly market develops, if ever, in the StockGame common stock, the price at which it trades may fluctuate significantly. Prices for the StockGame common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of StockGame common stock, developments affecting the businesses of StockGame generally, including the impact of the factors referred to in 'Risk Factors,' investor perception of StockGame and general economic and market conditions.

Shares of StockGame common stock distributed to eSAFETYWORLD stockholders will be freely transferable, except for shares of StockGame common stock received by persons who may be deemed to be 'affiliates' of StockGame under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of StockGame after the Distribution generally include individuals or entities that control, are controlled by or are under common control with StockGame, and may include senior officers and directors of StockGame, as well as principal stockholders of StockGame. Persons who are affiliates of StockGame following the Distribution will be permitted to sell their shares of StockGame common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 issued under the Securities Act.

StockGame will apply to have its shares of common stock listed and traded on the OTCBB. At the time of the Distribution of the stock to the eSAFETYWORLD stockholders, it cannot give any assurances as to whether it will be successful in having its shares listed on the OTCBB.

Penny stock restrictions

Until StockGame's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the 'pink sheets' or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

SEC Rule 15g-9 establishes the definition of a 'penny stock,' for purposes relevant to StockGame, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that shares of StockGame's common stock will be considered penny stock. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

[ ] the basis on which the broker or dealer made the suitability determination and

[ ] that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to be included and maintain a listing on the Nasdaq SmallCap Market, a company must meet the following requirements:

Requirements	Initial Listing	Continued Listing
Net Tangible Assets(1)	$4 million	$2 million
	Or	or
Market Capitalization	$50 million	$35 million
	Or	or
Net Income (in latest fiscal year or 2 of last 3 fiscal years)	$750,000	$500,000
Public Float (shares)(2)	1 million	500,000
Market Value of Public Float	$5 million	$1 million
Minimum Bid Price	$4	$1
Market Makers	3	2
Shareholders (round lot holders)(3)	300	300
Operating History(4)	1 year	N/A
	Or	or
Market Capitalization	$50 million
Corporate Governance	Yes	Yes

(1) For initial or continued listing, a company must satisfy one of the following to be in compliance: the net tangible assets requirement (net tangible assets means total assets, excluding goodwill, minus total liabilities), the market capitalization requirement or the net income requirement.
(2) Public float is defined as shares that are not held directly or indirectly by any officer or director of the issuer and by any other person who is the beneficial owner of more than 10% of the total shares outstanding.
(3) Round lot holders are considered holders of 100 shares or more.
(4) If operating history is less than one year, initial listing requires market capitalization of at least $50 million.

There are no assurances that StockGame will ever meet the minimum listing requirements of Nasdaq, or that its common stock will be accepted for quotation on Nasdaq even if it does meet the minimum requirements.

General market risks

There is no public market for StockGame's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of StockGame's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. StockGame's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for its common stock.

The market price for StockGame's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which relate to the actions of the market or participants in the market and are beyond our control. These factors include the following:

[ ] actual or anticipated variations in quarterly operating results;
[ ] announcements by StockGame or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
[ ] additions or departures of key personnel;
[ ] sales or issuances of additional shares of common stock; and
[ ] potential litigation or regulatory matters.

The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of StockGame's common stock, regardless of StockGame's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect StockGame's stock price.

The sale or availability for sale of a substantial number of shares of StockGame's common stock in the public market subsequent to the Distribution, pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 4,000,000 shares of common stock currently held by StockGame's management are 'restricted securities,' as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of StockGame's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning StockGame.

StockGame has 20,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 9,050,000, shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.

Legal matters

StockGame is not involved in any litigation or legal proceedings.

Relationship of eSAFETYWORLD and StockGame before and after the Distribution

eSAFETYWORLD owns approximately 6% of the issued and outstanding common stock of StockGame, which it received as consideration for entering into a consulting agreement to provide StockGame with:

[ ] administrative and customer service support;

[ ] assisting in the design and hosting a website;

[ ] accounting, management and financial services support,

[ ] office space and telephone services,

[ ] limited financial assistance, and

[ ] technical assistance in designing, establishing and hosting a website.

After the Distribution, eSAFETYWORLD will own approximately 300,000 shares representing 3% of the outstanding shares of StockGame, and StockGame will be a publicly-traded company. StockGame will not have any ownership interest in eSAFETYWORLD. However, Edward A. Heil, eSAFETYWORLD's president, will serve on StockGame's board of directors and will hold 3,937,500 shares as a founding stockholder. eSAFETYWORLD has no control over Mr. Heil's shares.

Dividend Policy

The payment and level of cash dividends by StockGame after the Distribution will be subject to the discretion of the board of directors of StockGame. StockGame currently intends to retain future earnings, if any, for the development of its business and does not anticipate paying cash dividends in the near future. Future dividend decisions will be based on, and affected by, a number of factors, including the operating results and financial requirements of StockGame.

StockGame's Capitalization

At April, 2001, StockGame had a negative tangible net worth. The following table sets forth the unaudited capitalization of StockGame at April 30, 2001, on an historical basis. The following data is qualified in its entirety by the combined financial statements of StockGame and other information contained elsewhere in this document. See 'Risk Factors.'

Long-term debt	$-0-

Stockholders'equity:
Common stock, $.001 par value; authorized - 20,000,000 shares; issued and outstanding9,950,000 shares	9,950
Paid-in capital	400,050
Deficit accumulated in the development stage	(248,333)
Total	161,667

Total capitalization	$161,667

Note - Substantially all of StockGame's capitalization relates to shares issued in consideration for a consulting agreement.

StockGame's Business

StockGame was founded as a Nevada corporation in July 1999 to establish an Internet website catering to the interests of the investing community. To date, all of its activities have involved developing and refining StockGame's business strategy and plan. StockGame has not had any revenue generating activities.

Basic strategy

StockGame's business will be directed by its president, John C. Dello-Iacono, and its directors, none of whom currently devote fulltime to the company. StockGame has entered into a technical support and assistance agreement with eSAFETYWORLD, Inc., a business-to-business e-commerce company to assist it in developing a website, establishing a marketing program and for general management and administrative services. eSAFETYWORLD is a public company located on Long Island, New York.

StockGame will have three principal activities, all of which will be closely linked to its website which will be at www.stockpickgame.com:

Newsletter B StockGame will distribute a newsletter on the Internet. The newsletter will include information of general interest to investors and also articles about specific companies and securities. The newsletter will be prepared and edited by independent contractors, and freelance writers for most of the content material. StockGame may also try to negotiate arrangements with producers of print newsletters to distribute their content on the Internet. None of StockGame's officers, directors or employees will have any direct or indirect interest in any security discussed in the newsletter without full disclosure of that interest being included in the newsletter. StockGame will also obtain similar representations in writing from all independent contractors involved with each issue.

StockGame plans on distributing the newsletter on a monthly basis and charge a subscription fee for it. The subscription fee will entitle the purchaser to receive the newsletter, as well as to participate in a contest of skill based on investment knowledge. The contest will be called StockPick. To date, StockGame has not entered into any agreements with any independent contractors or freelance writers with respect to the newsletter nor has StockGame determined the appropriate level; of the annual subscription fee.

StockPick B StockPick will be an educational contest that will permit each participant to select a model or virtual stock portfolio. The performance of that portfolio will be compared against the performance of all other participants'portfolios and the highest performing portfolio will win a prize at the end of each contest period. Each participant will be permitted to choose a virtual portfolio consisting of up to ten stocks whose total market capitalization shall not exceed $1,000,000. Only stocks listed on the New York Stock Exchange, American Stock Exchange or NASDAQ National Market will be eligible. Initial public offerings on any of these exchanges will not be eligible. At the end of each 60 day period, the participant with the highest percentage gain in his/her selected virtual stock portfolio will be deemed the winner and will receive a cash prize of up to $50,000. Other cash prizes will be awarded to the second place and third place finishers. The actual level of prizes or awards will be determined at the time that StockPick is actually started. The determination will be based on our resources at that time and the level of interest shown during the period leading up to the actual introduction date.

StockPick is important to our strategy because we believe that it will provide potential subscribers an added reason to pay for a subscription and to return to our site.

StockGame will reserve the right to change or modify the rules of StockPick, and all decisions made by it in regard to interpreting the rules will be considered final by the company. Each participant will have the right to make five substitutions in each 60 day period. All equity share prices will be based on the closing price on the day of day of selection or substitution as printed in the financial press. All stock model participants will be able to know their performance on a real time, daily basis. Participation in StockPick will be limited to paid subscribers of the newsletter. There will be no separate admission fees.

StockGame, with the assistance of consultants engaged by eSAFETYWORLD, will design and develop a website having the capabilities of running StockPick and with links to relevant other investor oriented web uses. The website will also have a general message board that is popular on investment oriented uses. StockGame believes that StockPick will be an educational tool for people with an interest in learning about the stock market without incurring the risk of loss during the process. As of March 15, 2001, the consultants have been engaged to commence work on the design of the website and related software.

Advertising B StockGame hopes to be able to generate advertising revenues on StockGame's website as the popularity of StockPick increases.

StockGame's short operating history makes future results extremely unpredictable because of a variety of factors. Many of these factors, which are outside of StockGame's control, include:

[ ] StockGame may not be able to attract and retain subscribers;

[ ] StockGame may not be successful in establishing and maintaining good relations with content and information suppliers;

[ ] StockGame may not succeed in its brand-building and marketing campaigns;

[ ] The level of use of online and Internet services may not grow as expected;

[ ] There may be a lack of consumer confidence in and acceptance of online and interactive services for leisure spending;

[ ] StockGame may experience technical difficulties or lengthy interruptions;

[ ] StockGame may not be able to adequately update and upgrade its website with technological innovations and infrastructure to accommodate growth;

[ ] Federal or local governmental controls and regulation may change and become less favorable; and

[ ] General economic conditions and economic conditions specific to online activity may be depressed.

The target date to establish operations is the second quarter of 2002.

Marketing
StockGame believes that the principal obstacle relating to the implementation of StockGame's overall strategy is getting StockGame's product known to the investing public and others interested in the capital markets. StockGame's strategy is based on the assumption that StockGame will have extremely limited resources to work with. Specifically, StockGame will:

[ ] Send emails to potential subscribers based on mailing lists. Each email will include a link to StockGame's website. Targeted email lists will be rented from providers, and all emails sent will be done on an 'opt-in' basis.

[ ] Send sample copies of StockGame's electronic newsletter to selected individuals listed on available mailing lists.

[ ] Try to negotiate cooperative relationships with operators of other websites serving the investing community in order to have links to each other placed on the respective websites.

[ ] Attend a limited number of tradeshows.

StockGame will have language in all emails and trial copies of StockGame's electronic newsletter that advises recipients how they can be taken off of StockGame's mailing lists. StockGame will also consult with counsel to ensure that StockGame's mass mailings do not violate any local laws or regulations or the terms of service of a service provider.

StockGame believes that the potential amount of its prizes for winning StockPick will provide it with a competitive advantage. Also, the rules of StockPick will give people the opportunity to participate in the stock market in a meaningful way without risking any of their own money.

Customer service

StockGame believes that a high level of customer service and support will be critical to developing, retaining and expanding StockGame's customer base and encouraging repeat purchases. Customer service representatives will be available from 9:00 a.m. to 5:00 p.m. Eastern Time, ten days a week to provide assistance via a real time customer service chat component on StockGame's website as well as by e-mail or telephone as soon as StockGame's website is completed. Initially, eSAFETYWORLD, as part of a consulting agreement, will use its resources to assist StockGame in providing telephone and online customer service. Customer service representatives will also be a valuable source of feedback regarding user satisfaction.

Hardware and security

StockGame's website will be hosted by eSAFETYWORLD's servers and also backed up at a site of an independent third party in St. George, Utah. StockGame will engage a website host that uses the Secure Socket Layer, known as 'SSL,' transaction protocol to protect sensitive information transferred to and from StockGame's servers. SSL is currently used for most web-based e-commerce projects to protect credit card and other processing.

Regulation

Although there are currently few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere covering issues such as unsolicited bulk e-mailing, license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. The adoption of restrictive laws or regulations could slow Internet growth or expose it to significant liabilities associated with content available on StockGame's future websites or through StockGame's Internet marketing methods. The application of existing laws and regulations governing Internet issues such as property ownership, libel and personal privacy is also subject to substantial uncertainty. There can be no assurance that current or new government laws and regulations, or the application of existing laws and regulations (including laws and regulations governing issues such as property ownership, content, taxation, defamation and personal injury), will not expose it to significant liabilities, significantly slow Internet growth or otherwise cause a material adverse effect on StockGame's business, results of operations or financial condition.

StockGame believes that StockPick is a test of skill and not a game of chance. Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. All 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. If StockGame were to be deemed subject to various federal and state statutes and regulations, that determination could have a direct and material adverse effect on its business and indirectly could have a material adverse effect on the public's demand for its services.

The Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use a telephone line or other wire communication facility in interstate or foreign commerce to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. Other federal laws impacting gaming activities include

[ ] the Interstate Wagering Paraphernalia Act,

[ ] the Travel Act and

[ ] the Organized Crime Control Act.

Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on StockGame's planned business.

StockGame does not believe that its planned activities constitute gaming activities and, therefore, will be in compliance with all applicable gaming laws and regulations as currently applied. However, because there is little clear statutory and case law authority, this conclusion is not completely free from doubt. While it is possible to compare StockGame's activities to applicable statutes, the wording of many such statutes is ambiguous. Furthermore, there is little case law to rely upon for interpretation of these ambiguities. Thus, it is possible that StockGame may be alleged to be in violation of an applicable statute based on an interpretation of the statute which differs from StockGame's or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of those types of proceedings, StockGame could incur substantial litigation expense, fines, diversion of the attention of key employees, and injunctions or other prohibitions preventing it from engaging in various anticipated business activities. Also, if it were finally determined that StockGame did violate applicable law, then civil damages or criminal penalties could be imposed and StockGame might be barred from pursuing that activity. Such an outcome would have a material adverse effect on StockGame.

By distributing an electronic newsletter, StockGame will be deemed to be a distributor of Internet content. As such, StockGame will face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that it broadcasts. Claims like these have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. Although we intend to maintain general liability insurance, StockGame's insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed. In addition, although StockGame will generally require StockGame's content providers to indemnify it for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could have a material adverse effect on StockGame's business, results of operations and financial condition.

StockGame may hold various web domain names and trademarks. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the '.com', '.net' and '.org' generic top-level domains. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which it may conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, StockGame may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of StockGame's trademarks and other proprietary rights.

Competition and similar factors

StockGame will face competition from a large number of other companies, substantially all of which have more resources than it does.

Newsletter B There are large numbers of investment newsletters available both in print and electronic form. These newsletters are published by large companies like Dow Jones and major brokerage firms and a variety of small companies. StockGame's success in trying to penetrate this market depends on StockGame's ability to find creative, accurate and useful information and to distribute this information on a timely basis.

StockPick B there are a variety of stock selection games available in newspapers and online. In most cases these games form a minor part of the sponsor's overall activities and the prizes awarded to the winners are generally modest. StockGame's success will be dependent on StockGame's ability to make StockPick easy to play yet challenging and to offer attractive prizes to the winners. In addition, StockGame will be heavily dependent on StockGame's ability to establish alliances that result in other websites including links to StockGame's site.

StockGame believes that competition for customers is based on

[ ] technology,

[ ] marketing strategy,

[ ] reputation for reliability,

[ ] technical support,

[ ] quality of service, and

[ ] alliances with others.

StockGame's future annual and quarterly operating results will be affected and may fluctuate significantly because of a variety of factors, many of which are outside of StockGame's control. Factors that may harm StockGame's business or cause StockGame's operating results to fluctuate include the following:

[ ] StockGame's inability to obtain customers at reasonable cost or to retain customers;

[ ] StockGame's inability to establish, maintain and manage strategic relationships with other websites serving the investment market.

[ ] StockGame's inability to develop a newsletter that consistently provides useful and current information and perspectives;

[ ] the ability of StockGame's competitors to offer new or enhanced websites, services or products;

[ ] fluctuations in the amount of consumer or client spending or the overall economy;

[ ] increases in the cost of online or offline advertising;

[ ] StockGame's inability to attract new personnel, including independent contractors, in a timely and effective manner or retain existing personnel;

[ ] the amount and timing of operating costs and capital expenditures relating to the development and expansion of StockGame's operations;

[ ] technical difficulties, system downtime or Internet brownouts; and

[ ] government regulations related to use of the Internet for marketing and/or commerce.

StockGame will compete with numerous other entities in attracting interested investors. These competitors include website operators, newsletter publishers and other publishers, and even online brokerage firms and portals. Most of these competitors have substantially more financial and human resources than does StockGame. We will have to compete on the basis of the usefulness of our newsletter and the creativity of StockPick.

Facilities

StockGame will operate out of offices located at 80 Orville Drive, Bohemia, NY 11716, provided to it at no charge by eSAFETYWORLD, Inc., one of StockGame's shareholders. These offices are expected to be sufficient for StockGame's purposes until it starts generating revenue.

Employees

At May 15, 2001, StockGame had one employee, John C. Dello-Iacono, who is not currently serving in a fulltime capacity. StockGame has relied and will continue to rely on consultants and independent contractors wherever possible. StockGame's future success will be materially dependent upon continued services and contributions of StockGame's founders, all of whom are actively engaged in other business ventures.

Research and Development

We have not incurred any research and development costs and do not anticipate incurring any such costs in the next year. All of our website development costs incurred to date have been included in our consulting agreement with eSAFETYWORLD and are not separately identifiable.

Management's Discussion and Analysis of Results of Operations and Financial Condition

StockGame has not yet commenced revenue producing operations. During the next 12 months, we will complete work on our website and finalize plans for our newsletter and StockPick. We will work with consultants engaged by eSAFETYWORLD to conclude these processes. We will not incur significant monetary costs in undertaking these efforts because of the agreement with eSAFETYWORLD and our ability to time the incurrence of costs based on our ability to satisfy obligations. Wherever possible, we will negotiate noncash forms of consideration to pay for services. We will not incur liabilities payable in cash without a source to satisfy those liabilities.

The net losses incurred during the year ended December 31, 2000 and the four months ended April 30, 2001 relate to the services performed for us by eSAFETYWORLD and EB Consulting. We anticipate having losses of at least $217,000 for the period May 1, 2001 to September 30, 2001 as further work is performed under these agreements.

Liquidity

StockGame does not have any credit facilities or other commitments for debt or equity. No assurances can be given that advances will be made available to it by shareholders and others when needed.

It plans on pursuing equity lines of credit or similar facilities if its common stock begins to trade at sufficient volumes. However, no assurances can be given that it will be successful in obtaining an equity facility.

StockGame has a consulting agreement with eSAFETYWORLD which eliminates the near term need to incur significant capital costs during that period. During the contract period, StockGame will house its website on eSAFETYWORLD servers and use eSAFETYWORLD facilities for other infrastructure needs.

New accounting pronouncements

No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on StockGame's financial position or reported results of operations.

StockGame's Management

StockGame's directors and management consist of:

StockGame's management and directors consist of:

Name	Age	Title

John C. Dello-Iacono	52	President, chairman
Sal Miwa	44	Director
Peter Lau	47	Director
Edward A. Heil	49	Director
K. Ivan F. Gothner	42	Director
S. David Cooperberg	52	Director
Steven W. Schuster	44	Director

John C. Dello-Iacono is a founder of the Company. He is also serving as a Vice President of corporate development for Community Home Mortgage Corporation, a Melville, NY-based mortgage bank, and has been a managing director of Independent Network Group, Inc., a financial consulting firm since 1995. Prior to that Mr. Dello-Iacono served in various executive positions with S.D. Cohn & Co., Barclays Bank, Long Island Trust Co., and State Bank of Long Island. He holds a Bachelors degree from St. John's University. Mr. Dello-Iacono currently devotes approximately 10 hours a week to StockGame but will devote fulltime to StockGame concurrent with the Distribution.

Sal Miwa became a director in March 2001 and has been chief operating officer and a director of RealRead, Inc., a privately held online book sampling company based in New York, since 2000.He was chief executive officer of Tilp, Inc., a privately held injection plastics molding business based in Union, NJ, from 1995 to 2000. He currently serves as vice chairman of Advanced Environmental Recycling Technologies, Inc., a public company based in Springdale, Arkansas. Mr. Miwa holds a Bachelors of Science degree from Embry-Riddle Aeronautical University and a Master of Science degree from Massachusetts Institute of Technology.

Peter Lau B has been a director since March 2001. He has been chief executive officer of Cathayone, Inc., a New York-based public company since 2000. Prior thereto, he was chief financial officer of CathayOnline, Inc., a publicly-held company designed to provide internet related services in the Pacific rim, from 1999 to 2000, managing director for American Fronteer Financial, Inc., an investment banking firm, from 1997 to 1999 and managing director of Ridgewood Capital, Ltd, an investment banking firm, from 1996 to 1997. Mr. Lau holds Bachelors and Masters degrees from the University of Hartford.

Edward A. Heilis a founder and became a director in 1999 and is a founder of eSAFETYWORLD, Inc. a New York based public company, where he has been president and a director since 1997. He is a certified public accountant and a managing director, since January 1992, in Independent Network Group, Inc., a financial consulting firm. During that same period, he has been a principal of EH Associates, LLC, a financial consulting firm. From 1984 through December 1991 he was a partner in the accounting firm, Deloitte & Touche, LLP. From 1973 to 1984 he was employed in various professional capacities by Deloitte & Touche, LLP. Mr. Heil holds Bachelor of Arts and Master of Business Administration degrees from New York University. EH Associates, LLC performed consulting services by providing StockGame with management and financial services in 1999.

K. Ivan F. Gothner became a director in March 2001 and is a managing director and a founder of Adirondack Capital, LLC, a private merchant banking firm that focuses on serving small and midsize growth companies. Mr. Gothner was associated with Kleinwort Benson Limited, an investment banking firm, in 1986 and, from 1987 through 1990, Mr. Gothner acted as the general manager of the KB Mezzanine Fund, LP., a specialized smallcap fund. In 1990, Mr. Gothner joined Barclays Bank as a Senior Vice President responsible for establishing an investment banking unit to serve small and mid sized companies. Upon the sale of Barclays''middle market' business at the end of 1992, Mr. Gothner began to work independently in this area. In addition to financial advisory assignments, Mr. Gothner's work had included an assignment where he acted as a 'start up' managing director of First United Equities Corporation from 1995 to 1997. Mr. Gothner holds BA and MA degrees from Columbia University and also serves as a director of the Ashton Technology Group, a public company based in Philadelphia, Gomez, Inc., an internet consulting and research company based in Waltham, MA, and Mobile P.E.T. Systems, Inc. a public company based in San Diego.

S. David Cooperberg became a director in March 2001 and has been president and a director of CathayOne Inc., a New York-based public company since June 2000. Prior thereto, he was a managing director for the Ridgewood Group International Ltd., a New York-based investment bank from 1996 to 2000. Mr. Cooperberg holds a Bachelors of Arts degree from Dartmouth College and a Master of Business Administration from the University of Chicago.

Steven W. Schuster has been a director of the Company since March 2001. He has been a partner at McLaughlin & Stern LLP, a law firm located in New York, New York, since 1995. He has practiced corporate securities law since 1980. Mr. Schuster received a Juris Doctor degree from New York University Law School in 1980 and a Bachelor of Arts degree from Harvard University in 1976. He serves as a director of ACTV, Inc., a publicly-held interactive media company headquartered in New York, and eSAFETYWORLD, Inc., each of which is listed on NASDAQ.

Board of directors

All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. StockGame has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, StockGame will consider a directors'stock option plan.

Committees of the board of directors

Concurrent with the Distribution, the StockGame board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees.

All directors will be reimbursed by StockGame for any expenses incurred in attending directors'meetings provided that StockGame has the resources to pay these fees. StockGame will consider applying for officers and directors liability insurance.

Stock option plan

StockGame has a stock option plan that expires in 2010 and enables StockGame to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.

No options are outstanding.

Executive compensation

The following table sets forth for each of the last three fiscal years the annual and long-term compensation earned by, awarded to or paid to each person who served as a chief executive officer of StockGame during the last fiscal year. No executive officer of StockGame received compensation exceeding $100,000 during the preceding fiscal year:

Long Term Compensation
Annual Compensation	Awards	Payouts
				Other	Restricted	Securities		All Other
	Year			Annual	Stock	Underlying	LTIP	Compen-
Name and	Ended		Bonus	Compen-	Award(s)	Options/	Payouts	sation
Principal Position	Dec 31	Salary ($)	($)	Sation ($)	($)	SARs (#)	($)	($)

John C. Dello-Iacono,	1999	$ -	$ -	$ 12,500	-	-	-	$ 12,500 -
President and CEO	1998	-	-	-	-	-	-	-
	1997	-	-	-	-	-	-	-

Employment agreement

1. We have entered into a five-year employment agreement with John C. Dello-Iacono commencing July 1, 2001 under which we have agreed to pay him an annual salary of $120,000 during the first two years and $130,000 thereafter, payable every two weeks. Salary payments shall be subject to withholding and other applicable taxes. We have also agreed to provide Mr. Dello-Iacono with a medical insurance plan. If, at any time during the term of this agreement, we have insufficient funds to pay Mr. Dello-Iacono on a scheduled pay date, the amount not paid will be accrued and paid to him when we have sufficient funds to do so.

Description of StockGame's Capital Stock

Introduction

StockGame approved an amendment to its articles of incorporation in February 2000 and filed the necessary documents with the State of Nevada in February 2001. The amended articles authorize StockGame to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. In February 2001, StockGame effected a two for one forward split of its common stock. In May 2001, StockGame declared a 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001. All share amounts disclosed in this registration statement give retroactive effect to these stock splits.

Preferred stock

StockGame's amended certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, StockGame's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although StockGame has no present intention to issue any shares of preferred stock, there can be no assurance that StockGame will not do so in the future.

Common stock

There are 9,950,000 shares of common stock issued and outstanding at May 15, 2001. The Distribution has no impact on the number of shares issued and outstanding. The holders of StockGame common stock:

[ ] have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

[ ] are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

[ ] do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

[ ] are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but unissued capital stock

Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if the StockGame's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of StockGame, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of StockGame to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of StockGame by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of StockGame's management and possibly deprive the stockholders of opportunities to sell their shares of StockGame common stock at prices higher than prevailing market prices.

StockGame may also issue shares in the future in consideration for the receipt of goods or services. The issuance of such shares will dilute the ownership interests of current shareholders.

No preemptive rights

No holder of any class of stock of StockGame authorized at the time of the Distribution will have any preemptive right to subscribe to any securities of StockGame of any kind or class.

Indemnification and limitation of liability for directors and officers

The StockGame Certificate of Incorporation, as amended, provides that StockGame shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada. The StockGame Certificate of Incorporation, as amended, also provides that a director of StockGame shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

StockGame has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, StockGame will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

Transfer agent

Standard Registrar & Transfer Company, Inc. has been appointed as the transfer agent and registrar for StockGame's common stock effective with the Distribution. The transfer agent's address is 12528 South 1840 East, Draper, Utah 84020, and its telephone number is 801-571-8844.

Securities of Certain Beneficial Owners and Management

The following table sets forth information known to it regarding beneficial ownership of StockGame's common stock at the date of this prospectus by:

[ ] each person known by it to own, directly or beneficially, more than 5% of StockGame's common stock,

[ ] each of StockGame's directors, and

[ ] all of StockGame's officers and directors as a group.

Except as otherwise indicated, StockGame believes that the beneficial owners of the common stock listed below, based on information furnished by the owners, have sole investment and voting power over the shares.

Name	Number of shares	Percent Held

John C. Dello-Iacono	5,062,500	50.9%
Edward A. Heil	3,937,500	39.6%
EB Consulting (4)	350,000	3.5%
eSAFETYWORLD, Inc. (2)	600,000	6.0%
Sal Miwa	-0-	-0-
K. Ivan F. Gothner	-0-	-0-
Peter Lau	-0-	-0-
Steven W. Schuster	-0-	-0-
S. David Cooperberg	-0-	-0-

Directors and officers as a group (6 persons) (1)	9,950,000 (2)	100%

(1) Edward A. Heil and R. Bret Jenkins are equal owners of EB Consulting, which owns beneficially and of record 350,000 shares, and are deemed to be the beneficial owners of 600,000 shares owned beneficially and of record by eSAFETYWORLD, of which Messrs. Heil and Jenkins are officers and directors.
(2) eSAFETYWORLD's address is 80 Orville Drive, Bohemia, NY 11716.
(3) Of the shares owned, eSAFETYWORLD will distribute 300,000 shares to its stockholders. After the Distribution, eSAFETYWORLD will hold 300,000 shares, which will represent 3% of the total StockGame common shares outstanding.
(4) The address for all officers, directors and EB Consulting is 80 Orville Drive, Bohemia, NY 11716.

Certain Transactions

Consulting arrangements

On September 27, 2000, StockGame engaged eSAFETYWORLD and an affiliated venture, EB Consulting, to provide StockGame with:

[ ] administrative and customer service support;

[ ] supervising the design of and hosting a website;

[ ] accounting, management and financial services support,

[ ] office space and telephone services,

[ ] limited financial assistance, and

[ ] technical assistance in designing, establishing and hosting a website.

The agreements with eSAFETYWORLD and EB Consulting were amended in May 2001 with the terms of the amendments being considered to have been effective on September 27, 2000. In consideration of the services being provided, StockGame agreed to pay eSAFETYWORLD and EB Consulting one-time fees of $300,000 and $100,000, respectively, payable at the election of StockGame in either cash or 600,000and 350,000 shares of StockGame common stock, respectively. In February 2001, StockGame elected to pay both fees in common stock and, in accordance with the provisions of the consulting agreements, has filed the registration statement, of which this prospectus is a part, relating to the Distribution of a portion of the shares to be issued by eSAFETYWORLD to its stockholders. Under the terms of the agreement, eSAFETYWORLD is also entitled to receive a fee equal to 5% of StockGame's annual revenue..The agreement with eSAFETYWORLD covers one year.

The contract is renewable for two 'one year periods' on each contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at a renewal date, then the extension is requires the consent of both parties. If StockGame elects to extend this agreement with eSAFETYWORLD, the payment therefor shall be $250,000 or 300,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the first renewal date and $250,000 or 250,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the second renewal date. eSAFETYWORLD shall receive registration rights such that StockGame shall file a Registration Statement covering such shares within 120 days of the contract renewal date. The cost of the Registration Statement shall be borne by eSAFETYWORLD except StockGame is responsible for the costs of its attorney and independent auditor fees.

Edward A. Heil, a founding shareholder and director, is president of eSAFETYWORLD and a partner in EB Consulting. Neither Mr. Heil nor eSAFETYWORLD are involved in our day-to-day decision making process.

The contracts were negotiated by Mr. Dello-Iacono on behalf of StockGame. We believe that these agreements offer StockGame its best opportunity to execute its overall strategy because they provide infrastructure and technical capabilities without the expenditure of cash. No other similar opportunities were available.

Legal Matters

Stephen B. Schneer, LLC, New York, counsel to StockGame, has rendered an opinion that the common stock of StockGame to be distributed to the stockholders of eSAFETYWORLD is legally issued, fully paid and nonassessable under New York law.

Experts

The financial statements of StockGame as of December 31, 2000, and each of the two periods in the period then ended have been audited by HJ & Associates, LLC, Certified Public Accountants, as stated in its report appearing herein, and have been included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Available Information

StockGame has filed with the SEC a registration statement on Form SB-2 with respect to the shares of StockGame common stock to be received by the stockholders of eSAFETYWORLD in the Distribution. This document does not contain all of the information set forth in the registration statement on Form SB-2 and the exhibits thereof, to which reference is hereby made. Statements made in this document as to the contents of any contract, agreement or other documents referred to herein are not necessarily complete. With respect to each such contract, agreement or other documents filed as an exhibit to the registration statement, reference is made to that exhibit and each statement shall be deemed qualified in its entirety by that reference. The registration statement and the exhibits thereto may be inspected and copied at the public reference facilities maintained by the SEC as follows:

[ ] at the public reference room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549;

[ ] at the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, NY 10048, or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661;

[ ] by writing to the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

[ ] from the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy documents and other information regarding issuers that file electronically with the SEC.

Reports of StockGame

After the Distribution, StockGame will be required to comply with the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, to file reports, proxy statements and other information with the SEC.

After the Distribution, the reports, proxy statements and other information may be inspected and copied at the public reference facilities of the SEC listed above and obtained by mail from the SEC as described above.

Additionally, StockGame will be required to provide annual reports, containing audited financial statements, to its stockholders in connection with its annual meetings of stockholders.

Index to Financial Statements of The StockGame Company

AUDITED FINANCIAL STATEMENTS:

Independent Auditors'Report                                                                                                         F-3

Balance Sheet, December 31, 2000                                                                                                  F-4

Statements of Operations for the Periods Ended December 31, 2000 and 1999                     F-5

Statements of Shareholders'Equity for the Periods Ended December 31, 2000 and 1999     F-6

Statements of Cash Flows for the Periods Ended December 31, 2000 and 1999                    F-7

Notes to Financial Statements                                                                                                          F-8

UNAUDITED CONDENSED FINANCIAL STATEMENTS                                                        F-9

INDEPENDENT AUDITORS'REPORT

Board of Directors
The StockGame Company
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Bohemia, New York

We have audited the accompanying balance sheet of The StockGame Company (formerly StockPick.com, Inc.) (a development stage company) as of December 31, 2000 and the related statements of operations, stockholders'equity (deficit) and cash flows for the year ended December 31, 2000 and from inception on July 20, 1999 through December 31, 1999 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The StockGame Company (formerly StockPick.com, Inc.) (a development stage company) as of December 31, 2000 and the results of its operations and cash flows for the year ended December 31, 2000 and from inception on July 20, 1999 through December 31, 1999 and 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HJ Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
March 20, 2001
(May 15, 2001 with respect to Notes 1 and 5)

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Balance Sheet

                                                                                                           ASSETS

                                                                                                                                               December 31,  2000

CURRENT ASSETS
Cash                                                                                                                                        $                  0
Deferred costs (Note 5)                                                                                                               350,000

Total Current Assets                                                                                                                    350,000

TOTAL ASSETS                                                                                                                  $         350,000

LIABILITIES AND STOCKHOLDERS'EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable - related party (Note 6)                                                                        $ 455,000
Total Current Liabilities                                                                                                            455,000

STOCKHOLDERS'EQUITY

Preferred stock: $0.001 par value, authorized 1,000,000 shares,
-0- issued and outstanding -
Common stock: $0.001 par value, authorized 20,000,000 shares;
9,000,000 shares issued and outstanding                                                                               9,000
Additional paid-in capital                                                                                                           1,000
Deficit accumulated during the development stage                                                          (115,000)
Total Stockholders'Equity (Deficit)                                                                                       (105,000)

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY (DEFICIT)                           $ 350,000

The accompanying notes are an integral part of these financial statements.

   THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Operations

                                                                                                           From Inception
                                                                                  For the                        on July 20,
                                                                                Year Ended                 1999 Through
                                                                                 December 31,            December 31,
                                                                                   2000                         1999           2000
REVENUE                                                                                           $          0                  $       0       $      0

EXPENSES

General and administrative                                                                  50,000                      65,000       115,000
Total Expenses                                                                                       50,000                      65,000       115,000
NET LOSS                                                                                          $ (50,000)               $ (65,000) $ (115,000)

BASIC LOSS PER SHARE                                                             $       (0.01)             $       (0.01)

BASIC WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING                                      9,000,000                9,000,000

The accompanying notes are an integral part of these financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Stockholders'Equity (Deficit)

                                                                                                                                                                                Deficit
                                                                                                                               Accumulated
                                                                                                      Additional                 During the
                                                                       Common Stock                  Paid-In                  Development
                                                                   Shares        Amount               Capital                            Stage
Balance at inception
July 20, 1999                                                                    0                        0                             0                                  0

Common stock issued for cash,
July 20, 1999 at $0.0025 per share                        9,000,000            9,000                      1,000                                  0

net loss from inception on
July 20, 1999 through
December 31, 1999                                                       0                             0                           0                            (65,000)

Balance, December
 31, 1999                                                                  9,000,000                9,000                     1,000                          (65,000)

Net loss for the year ended
December 31, 2000                                                     0                                 0                           0                           (50,000)

Balance, December 31, 2000                               9,000,000              $ 9,000                   $ 1,000                      $ (115,000)

The accompanying notes are an integral part of these financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Cash Flows

                                                                                                                                                From Inception
                                                                                 For the                        on July 20,
                                                                              Year Ended                   1999 Through
                                                                            December 31,                  December 31,
                                                                               2000                         1999                        2000
CASH FLOWS FROM OPERATING
ACTIVITIES

Net loss                                                                                      $ (50,000)                 $ (65,000)           $ (115,000)
changes in operating assets and
liabilities:
Increase in deferred costs                                                      (350,000)                                 0                (350,000)
Increase in accounts payable                                                 400,000                             55,000               455,000

Net Cash Used in Operating
Activities                                                                                             0                              (10,000)             (10,000)

CASH FLOWS FROM INVESTING
ACTIVITIES                                                                                           0                                         0                         0

CASH FLOWS FROM FINANCING
ACTIVITIES

Issuance of common stock                                                                  0                              10,000                   10,000

Net Cash Provided by Financing
Activities                                                                                                0                               10,000                  10,000

NET INCREASE IN CASH                                                                  0                                         0                           0
CASH, BEGINNING OF PERIOD                                                        0                                         0                           0

CASH, END OF PERIOD                                                               $      0                          $              0            $            0

CASH PAID FOR:
Interest                                                                                               $       0                          $             0           $             0
Income taxes                                                                                      $       0                          $              0           $            0

The accompanying notes are an integral part of these financial statements.

  THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage company)
Notes to the Financial Statements
December 31, 2000 and 1999

NOTE 1 - ORGANIZATION AND HISTORY

The Company was organized July 20, 1999 under the laws of the State of Nevada. The purpose of the Company is to perform any lawful activity permitted by the State of Nevada. The Company was organized to establish an Internet website catering to the interests of the investing community. The Company plans to operate Internet games directed toward people who are interested in the equity markets and to distribute, on a subscription basis, newsletters and other information pertaining to the stock markets over the Internet. The Company has not commenced operations and in accordance with SFAS No. 7, is considered a development stage company. The Company changed its name to The StockGame Company on February 1, 2000.

On February 1, 2000, the Company approved and amended the Articles of Incorporation to increase the Company's authorized common shares to 20,000,000 and to do a 2-for-1 forward stock split. In May 2001, the Company declared a 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001

The stock splits are reflected in the accompanying financial statements on a retroactive basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

The Company has no operations to date, and its accounting policies and procedures have not been determined, except as follows:

a. Accounting Method

The Company uses the accrual method of accounting and has selected a calendar year end.

b. Basic Loss Per Share

Basic loss per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

                                                                                                                     December 31,
                                                                               2000                             1999
Numerator - loss                                                                        $ (50,000)               $ (65,000)
Denominator - weighted average number of
shares outstanding                                                                  9,000,000                   9,000,000
Loss Per Share                                                                         $         (0.01)              $        (0.01)

c. Income Taxes

The income tax benefit differs from the amount computed at the federal statutory rates as follows:

                                                                                                                                      For the
                                                                                                  Year Ended
                                                                                                 December 31,
                                                                                                      2000
Income tax benefit at statutory rate                                                                $            19,000
Change in valuation allowance                                                                                      (19,000)
                                                                                                                                $                     0
Deferred tax assets at December 31, 2000 are comprised of the following:

Net operating loss carryforwards                                                                            $ 115,000
Depreciation                                                                                                                              0
Valuation allowance                                                                                                      (115,000)
                                                                                                                                       $              0
At December 31, 2000, the Company had net operating loss carryforwards of approximately $115,000 that may be offset against future taxable income through 2021. If substantial changes in the Company's ownership should occur, there would also be an annual limitation of the amount of the NOL carryforwards that could be utilized. No tax benefit had been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. The tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

d. Cash and Cash Equivalents

For the purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

NOTE 4 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. It is the intent of the Company to seek financing as needed from a variety of sources, although there are no assurances that such financing will be available when needed. Until such time, shareholders of the Company have committed to meeting its minimal needs.

NOTE 5 - EQUITY TRANSACTIONS

The Company's Board of Directors approved an amendment to the Articles of Incorporation in February 2000 and filed the necessary documents with the State of Nevada in February 2001. The amended articles authorize the Company to issue 20,000,000 shares of common stock and 1,000,000 shares of preferred stock. In February 2001, the Company effected a two-for-one forward split of its common stock. In May 2001, the Company declared a 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001

Preferred Stock

The Company's amended certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock.

Common Stock

The holders of the Company's common stock:

[ ] Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

[ ] Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

[ ] Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

[ ] Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

NOTE 5 - EQUITY TRANSACTIONS (Continued)

In July 1999, the Company issued 9,000,000 shares of common stock for $10,000 to its founding shareholders.

Stock Option Plan

The Company has a stock option plan which expires ten years from December 31, 2000, the date adopted, and enabled it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,000,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of December 31, 2000.

Consulting Agreements

In September 2000, the Company signed consulting agreements with eSAFETYWORLD and an affiliated entity, EB Consulting, under which those entities agreed to provide certain business, technical and financial consulting services to the Company as well as assist in the creation of webcentric development and marketing systems and e-commerce applications. The agreements with eSAFETYWORLD and EB Consulting were amended in May 2001 with the terms of the amendments being considered to have been effective on September 27, 2000, the date of the original agreements that were amended. In consideration of the services being provided, StockGame agreed to pay eSAFETYWORLD and EB Consulting one-time fees of $300,000 and $100,000, respectively, payable at the election of StockGame in either cash or 600,000 and 350,000 shares of StockGame common stock, respectively. In February 2001, StockGame elected to pay both fees in common stock and, in accordance with the provisions of the consulting agreements, has filed the registration statement, of which this prospectus is a part, relating to the Distribution of a portion of the shares to be issued by eSAFETYWORLD to its stockholders. Under the terms of the agreement, eSAFETYWORLD is also entitled to receive a fee equal to 5% of StockGame's annual revenue. The agreement with eSAFETYWORLD covers one year. The contract is renewable for two 'one year periods' on each contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at a renewal date, then the extension is requires the consent of both parties. If StockGame elects to extend this agreement with eSAFETYWORLD, the payment therefor shall be $250,000 or 300,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the first renewal date and $250,000 or 250,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the second renewal date. eSAFETYWORLD shall receive registration rights such that StockGame shall file a Registration Statement covering such shares within 120 days of the contract renewal date. The cost of the Registration Statement shall be borne by eSAFETYWORLD except StockGame is responsible for the costs of its attorney and independent auditor fees. The agreements are for a one-year period. Accordingly, deferred costs of $350,000 have been recorded as of December 31, 2000 which will be amortized over the term of the agreements. The Company elected to exercise the right of issuing 950,000 shares of its common stock to satisfy this obligation in February 2001.

Edward A. Heil, a founding shareholder and director, is president of eSAFETYWORLD and a partner in EB Consulting. Neither Mr. Heil nor eSAFETYWORLD are involved in our day-to-day decision making process.

The contracts were negotiated by the Company's president on behalf of the Company. The Company believes that these agreements offer the Company its best opportunity to execute its overall strategy because they provide infrastructure and technical capabilities without the expenditure of cash. No other similar opportunities were available.

NOTE 6 - RELATED PARTY TRANSACTIONS

Pursuant to the consulting agreements discussed in Note 5, a related party payable to eSAFETYWORLD and EB Consulting of $400,000 was recorded as of December 31, 2000. An additional $55,000 was owed to an entity associated with a related party minority shareholder as of December 31, 2000 for consulting services rendered during 1999.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Balance Sheet

                                                                                                         ASSETS

	April 30, 2001	December 31, 2000
	(unaudited)
CURRENT ASSETS:

Cash	$ -	$ -
Deferred assets	216,667	350,000
Total Current Assets	216,667	350,000

TOTAL ASSETS	$ 216,667	$ 350,000

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Balance Sheet

LIABILITIES AND NET STOCKHOLDERS'EQUITY (DEFICIENCY)

	April 30, 2001	December 31, 2000
	(unaudited)

CURRENT LIABILITIES:
Accounts payable B related party	$ 55,000	$ 455,000

NET STOCKHOLDERS'EQUITY (DEFICIENCY):
Preferred stock: $0.001 par value, authorized 1,000,000 shares, -0- issued and outstanding
Common stock: $0.001 par value, authorized 20,000,000 shares; 9,950,000 and 9,000,000 shares issued and outstanding 9,000,000 shares issued and outstanding	9,950	9,000
Additional paid-in capital	400,050	1,000
Deficit accumulated during the development stage	(248,333)	(115,000)
Net Stockholders'Equity (Deficiency)	161,667	(105,000)

TOTAL LIABILITIES AND NET STOCKHOLDERS'EQUITY (DEFICIENCY)	$ 216,667	$ 350,000

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Statements of Operations
Four Months Ended April 30, 2001 and 2000
(Unaudited)

	2001	2000

Revenue	$ -	$ -
Expenses	133,333	-
Loss incurred during the development stage	$ (133,333)	$ -

Weighted Average Number of Shares Outstanding	9,475,000	9,000,000

Basic Loss Per Share	$ (.01)	$ -

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Condensed Statement of Stockholders'Equity (Deficiency)
Four Months Ended April 30, 2001
(Unaudited)

                                                                                                                                                                         Deficit
                                                                                                                           Accumulated
                                                                                                 Additional                   During the
                                                          Common Stock                             Paid-In                  Development
                                                       Shares            Amount                    Capital                            Stage

Balance, December 31, 2000                   9,000,000           $9,000                      $1,000                        $(115,000)

Common stock issued to satisfy
consulting agreements                             950,000                  950                    399,050                                       0

Net loss                                                                    0                      0                               0                        (133,333)

Balance, April 30, 2001                             9,950,000            $ 9,950                $ 400,050                    $ (248,333)

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage Company)
Statements of Cash Flows
Four Months Ended April 30, 2001 and 2000
(unaudited)

	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (133,333)	$ -
Changes in operating assets and Liabilities
Decrease in net operating assets	133,333	-
Net Cash Used in Operating Activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES	-	-

CASH FLOWS FROM FINANCING ACTIVITIES	-	-

NET INCREASE IN CASH	-	-

CASH, BEGINNING OF PERIOD	-	-

CASH, END OF PERIOD	$ -	$ -

CASH PAID FOR
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these condensed financial statements.

THE STOCKGAME COMPANY
(Formerly StockPick.com, Inc.)
(A Development Stage company)
Notes to the Condensed Financial Statements
April 30, 2001
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying interim condensed financial statements for the four-month periods ended April 30, 2001 and 2000 are unaudited and include all adjustments considered necessary by Management for a fair presentation. The results of operations realized during an interim period are not necessarily indicative of results to be expected for a full year. These condensed financial statements should be read in conjunction with the information filed as part of the Company's audited financial statements included elsewhere in this Prospectus.

2. CONSULTING AGREEMENTS

In September 2000, the Company signed consulting agreements with eSAFETYWORLD and an affiliated entity, EB Consulting, under which those entities agreed to provide certain business, technical and financial consulting services to the Company as well as assist in the creation of webcentric development and marketing systems and e-commerce applications. The agreements with eSAFETYWORLD and EB Consulting were amended in May 2001 with the terms of the amendments being considered to have been effective on September 27, 2000, the date of the original agreements that were amended. In consideration of the services being provided, StockGame agreed to pay eSAFETYWORLD and EB Consulting one-time fees of $300,000 and $100,000, respectively, payable at the election of StockGame in either cash or 600,000and 350,000 shares of StockGame common stock, respectively. In February 2001, StockGame elected to pay both fees in common stock and, in accordance with the provisions of the consulting agreements, has filed the registration statement, of which this prospectus is a part, relating to the Distribution of a portion of the shares to be issued by eSAFETYWORLD to its stockholders. Under the terms of the agreement, eSAFETYWORLD is also entitled to receive a fee equal to 5% of StockGame's annual revenue. The agreement with eSAFETYWORLD covers one year. The contract is renewable for two 'one year periods' on each contract anniversary date at the option of StockGame, provided that John C. Dello-Iacono is president of StockGame at the renewal date. If John C. Dello-Iacono is not president of StockGame at a renewal date, then the extension is requires the consent of both parties. If StockGame elects to extend this agreement with eSAFETYWORLD, the payment therefor shall be $250,000 or 300,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the first renewal date and $250,000 or 250,000 shares of StockGame's common stock, at the option of StockGame, plus 5% of revenues at the second renewal date. eSAFETYWORLD shall receive registration rights such that StockGame shall file a Registration Statement covering such shares within 120 days of the contract renewal date. The cost of the Registration Statement shall be borne by eSAFETYWORLD except StockGame is responsible for the costs of its attorney and independent auditor fees. The agreements are for a one-year period. Accordingly, deferred costs of $350,000 have been recorded as of December 31, 2000 which will be amortized over the term of the agreements. The Company elected to exercise the right of issuing 950,000 shares of its common stock to satisfy this obligation in February 2001.

Edward A. Heil, a founding shareholder and director, is president of eSAFETYWORLD and a partner in EB Consulting. Neither Mr. Heil nor eSAFETYWORLD are involved in our day-to-day decision making process.

The contracts were negotiated by the Company's president on behalf of the Company. The Company believes that these agreements offer the Company its best opportunity to execute its overall strategy because they provide infrastructure and technical capabilities without the expenditure of cash. No other similar opportunities were available.

3. EMPLOYMENT AGREEMENT

The Company has entered into a five-year employment agreement with its president commencing July 1, 2001 under which the Company has agreed to pay him an annual salary of $120,000 during the first two years and $130,000 thereafter, payable every two weeks. Salary payments shall be subject to withholding and other applicable taxes. The Company has also agreed to provide him with a medical insurance plan. If, at any time during the term of this agreement, the Company has insufficient funds to pay him on a scheduled pay date, the amount not paid will be accrued and paid to him when the Company has sufficient funds to do so.

4. STOCK SPLITS

In February 2001, the Company effected a two for one forward split of its common stock. In May 2001, the Company declared an additional 2.25 for one forward split of its common stock, effective for holders of record on February 15, 2001. All share amounts disclosed in these financial statements give retroactive effect to these stock splits.

                                                                                                  PART II
                                              INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 22. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company has a provision in its charter, by-laws, or other contracts providing for indemnification of its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 23. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Estimated expenses payable by the Registrant in connection with the registration and distribution of the Common Stock registered hereby are as follows:

SEC Filing fee	$89.10
Accounting fees	1,500.00
Legal and professional	7,500.00
Other	5,910.90

Total	$15,000.00

ITEM 24. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years preceding the filing of this registration statement, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

2. In July 1999, 4,000,000 shares of Common Stock were issued and sold for $10,000 to two individuals as founders.

3. In September 2000, 380,000 shares of Common Stock were issued for consulting services to an entity. This transaction with the Registrant was negotiated in face to face discussions between executives of Registrant and executives of the Consultant. Registrant provided Consultant with business and financial information. Consultant had an opportunity to ask questions of and receive answers from executive officers of Registrant and was provided with access to Registrant's documents and records in order to verify the information provided. Because of the sophistication, education, business acumen, financial resources and position, the Consultant had and equal or superior bargaining position in its dealings with Registrant. The securities bear a restrictive legend. No underwriter participated in the foregoing transaction, and no underwriting discounts or commissions were paid.

The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

In February 2001, Registrant effected a 2-for-1 stock split of its issued and outstanding common stock. In May 2001, Registrant effected a 2.25 Bfor-1 forward stock split of its common stock, effective for holders of record on February 15, 2001. This increased its issued and outstanding shares to 9,500,000 shares, without the payment of any commission or other remuneration, in reliance on the exemption from registration provided in section 3(a)(9) under the Securities Act of 1933, as amended.

ITEM 25. EXHIBITS.

The following exhibits can be found as exhibits to the filings listed.

3.1	Articles of Incorporation *
3.2	By-Laws *
4.1	Specimen of Certificate of Common Stock *
5.1	Opinion of Stephen B. Schneer LLC
10.1	Stock Option Plan *
10.2	Amended Consulting Agreement with eSAFETYWORLD, Inc.
10.3	Employment Agreement with John C. Dello-Iacono
10.4	Amended Consulting Agreement with EB Consulting
22.1	Consent of HJ Associates, LLC
23.2	Consent of Stephen B. Schneer LLC (included in exhibit 5.1)

* Filed previously

ITEM 26. UNDERTAKINGS.

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission hereto before or hereafter duly adopted pursuant to authority conferred in that section.

The Registrant further undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the
Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after theeffective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b). If, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement.

(iii) To include any material information with respect to the plan ofdistribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bohemia, State of New York, on the 31th day of May, 2001.

THE STOCKGAME COMPANY

By /s/ John C. Dello-Iacono
------------------------------------
John C. Dello-Iacono, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                                   TITLE                                                        DATE

--------- ----- ---------
/s/ John C. Dello-Iacono               Director                                                     May 31, 2001

--------------------------------
John C. Dello-Iacono

/s/ Edward A. Heil                           Director                                                  May _31, 2001
--------------------------------
Edward A. Heil

/s/ Sal Miwa                                     Director                                                May _31, 2001
------------------------------------
Sal Miwa

/s/ Peter Lau                                    Director                                                 May _31, 2001
---------------------------------
Peter Lau

/s/ K. Ivan Gothner                         Director                                                May _31, 2001
---------------------------------
K. Ivan F. Gothner

/s/ S. David Cooperberg                Director                                               May_31, 2001
---------------------------------
S. David Cooperberg

/s/ Steven W. Schuster
--------------------------------                  Director                                             May _31, 2001
Steven W. Schuster

Exhibit 5.1 and 23.2
Stephen B. Schneer, LLC
605 Third Avenue, Suite 1100
New York, NY 10158
Tel. (212) 972-1100
Fax (212) 983-5271

May __, 2001

Board of Directors
THE STOCKGAME COMPANY
80 Orville Drive
Bohemia, New York

Gentlemen:

I refer to the forthcoming distribution of 300,000 Shares of Common Stock, par value $.001 of the company pursuant to a filing on Form SB-2 with the Securities and Exchange Commission. I have examined such corporate records of your company and other documents as I have deemed necessary to form the opinions herein expressed. Accordingly, I am of the opinion that:

1. The StockGame Company is a corporation organized, existing and in good standing under the laws of the State of Nevada.

2. The Company has an authorized capital stock of 20,000,000 Shares of Common Stock with a par value of $.001 per share, and 1,000,000 Shares of Preferred Stock with a par value of $.001. It has issued capital stock as is set forth in the Registration Statement and is authorized and empowered to own its properties and transact its business as described in the Prospectus.

3. The outstanding shares of Common Stock have been validly authorized and issued and are fully paid and non-assessable. The outstanding shares of Common Stock conform to the descriptions thereof contained in the Prospectus.

The undersigned hereby consents to the use of its name and opinion in the Registration Statement, the Prospectus contained therein and any further amendments thereto filed by the company with the Securities and Exchange Commission.

Very truly yours,
Stephen B. Schneer LLC

By:
Stephen B. Schneer

Exhibit 10.2
AMENDED CONSULTING AGREEMENT

THIS AMENDED CONSULTING AGREEMENT ('Agreement') amends and supersedes a Consulting Agreement dated September 27, 2000. This Amended Consulting Agreement is effective as of the 27th day of September, 2000, by and between eSAFETYWORLD, Inc., whose address is 80 Orville Drive, Bohemia, New York 11716, hereinafter referred to as the 'Consultant,' and The StockGame Company (formerly StockPick, Inc.), a Nevada corporation, whose principal place of business is located in Bohemia, NY, hereinafter referred to as 'Company.'

WHEREAS, Consultant has developed expertise and experience in Internet-based sales and other business applications. It desires to consult with the officers of the Company, and the administrative staff, and to undertake for the Company consultation as to the direction of certain functions in said management; and

WHEREAS, the Company desires to engage the services of Consultant as an independent contractor and not as an employee to perform for the Company consulting services regarding its business operation;

NOW, THEREFORE, it is agreed as follows:

1. Consultation Service. The Company hereby retains Consultant to perform services in accordance with the terms and conditions of this Agreement. Consultant will provide Company with:

[ ] administrative and customer service support;

[ ] supervising the design of and hosting a website;

[ ] accounting, management and financial services support,

[ ] office space and telephone services,[ ] limited financial assistance, and

[ ] technical assistance in designing, establishing and hosting a website.

2. Term of Agreement. The respective duties and obligations of the contracting parties shall be for a period of 12 months commencing on September 27, 2000. The contract is renewable for two 'one year periods' on each contract anniversary date at the option of the Company, provided that John C. Dello-Iacono is president of the Company at the renewal date. If John C. Dello-Iacono is not President of the Company at a renewal date, then the extension is requires the consent of both parties.

3. Time Devoted by Consultant. It is anticipated that Consultant will spend the time necessary to perform the services set forth in this Agreement. Services have already begun.

4. Place Where Services Are Rendered. Consultant will perform most of the services in accordance with this Agreement at its offices. In addition, Consultant may perform services by telephone or at other locations agreed to by the parties.

5. Liability. With regard to the services to be performed by Consultant pursuant to the terms of this Agreement, Consultant shall not be liable to the Company, or to anyone who may claim any right due to any relationship with the Company, for any acts or omissions in the performance of services on the part of Consultant or on the part of the agents or employees of Consultant, except when said acts or omissions of Consultant are due to willful misconduct or gross negligence. The Company shall hold the Consultant free and harmless from any obligations, costs, claims, judgments, attorneys'fees, and attachments arising from or growing out of the services rendered to the Company pursuant to the terms of this Agreement or in any way connected with the rendering of services, except when the same shall arise due to the willful misconduct or gross negligence of Consultant and Consultant is adjudged to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction.

6. Compensation. Initially, Consultant shall be required to expend significant effort to familiarize itself with the Company's operations, policies, procedures, opportunities, resources, strategic relationships, goals, and other circumstances relevant to the services to be provided by Consultant. The Company acknowledges that Consultant has already initiated the foregoing activities in anticipation of entering into this Agreement with the Company. After the Consultant's initial study of the Company's business and operations, Consultant will then be required to devote significant effort to developing a General Business and Internet strategy for the Company. The parties anticipate that the key components of this strategy will be identified and formulated within 90 days after the date of this Agreement. Thereafter, smaller involvement will be required of Consultant as the Company considers, adopts, and implements Consultant's recommendations. In recognition of the foregoing, the Company shall pay to Consultant a fixed, one-time fee of $300,000 or 600,000 shares of the issued and outstanding shares of common stock of the Company. Payment of this fee shall be made in either the cash or common stock and shall be at the option of the Company. Such payment shall be made by the Company to Consultant within 30 days after the date of this Agreement. In addition, Consultant is entitled to receive a fee equal to 5% of the Company's annual revenue.

In the event the Company issues shares of common stock for compensation to the Consultant hereunder, Consultant shall execute and deliver to the Company the Consultant's representation letter setting forth relevant facts on which the Company may rely in issuing the shares in reliance on exemptions from registration under applicable federal and state securities laws. At the request of the Board of Directors of the Consultant, the Company shall, at its expense, either (i) register the public resale of such common stock under the Securities Act of 1933, as amended, or (ii) satisfy the applicable requirements, including the preparation and filing of an Information Statement and Form 10 or Form 10-SB under the Securities Exchange Act of 1934 to enable the Consultant to distribute such shares of common stock to the stockholders of the Consultant. Consultant will assist Company in satisfying the foregoing requirements at no additional cost to the Company.

Company and Consultant agree that, if Company pays the consulting fee specified herein in the form of shares of common stock, it is Consultant's intention to distribute some or all such shares of common stock to its shareholders.

If the Company elects to extend this contract pursuant to Paragraph 2 of this Amended Agreement, the payment therefor shall be $250,000 or 300,000 shares of the Company's common stock, at the option of the Company, plus 5% of revenues at the first renewal date and $250,000 or 250,000 shares of the Company's common stock, at the option of the Company, plus 5% of revenues at the second renewal date. Consultant shall receive registration rights such that the Company shall file a Registration Statement covering such shares within 120 days of the contract renewal date. The cost of the Registration Statement shall be borne by Consultant except that the Company is responsible for the costs of its attorney and independent auditor fees.

The Company agrees that the number of shares pf its common stock issuable to Consultant at contract renewal dates will be adjusted for all stock splits or dividends effective subsequent to May 15, 2001.

7. Reimbursement of Expenses. In addition, the Company shall reimburse Consultant for any reasonable out-of-pocket expenses incurred by Consultant pursuant to the terms of this Agreement. Such expenses must receive prior approval from Company and will be paid as the expenses are incurred. It is understood that Company will pay all costs and fees related to its obtaining certified audits and filing fees relating to filings of documents with the Securities and Exchange Commission, state securities agencies, NASDAQ or any similar regulatory agency.

8. Company Information. In connection with Consultant's engagement, the Company will furnish Consultant with any information concerning the Company that Consultant reasonably deems appropriate. Company will pay the costs of producing the information required herein including the cost of an audit by auditors authorized to practice before the Securities and Exchange Commission. Company will provide Consultant with access to the Company's officers, directors, accountants, counsel, and other advisors. In order to facilitate the foregoing, the parties agree as follows:

(a) The Company represents and warrants to Consultant that all such information concerning the Company will be true and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. The Company acknowledges and agrees that Consultant will be using and relying upon such information supplied by the Company and its officers, agents, and others and any other publicly available information concerning the Company without any independent investigation or verification thereof or independent appraisal by Consultant of the Company or its business or assets.

(b) Consultant understands that certain information to be provided by the Company concerning the business and operations of the Company, its subsidiaries, and affiliates will be confidential information and will be treated by Consultant as such. Consultant will not, directly or indirectly, make use of such information or divulge any such information to others except as authorized by the Company. For purposes of this Agreement, information about the business and operations of the Company, its subsidiaries, and affiliates shall be treated as confidential if such information is conspicuously marked on its face by the Company as 'limited,' 'private,' 'confidential,' or similarly marked to indicate its confidential nature.

(c) Upon termination of this Agreement, Consultant will surrender to the Company all records obtained by Consultant from the Company or entrusted to Consultant during the course of this Agreement (together with all copies thereof) that are conspicuously marked on their face by the Company as 'limited,' 'private,' 'confidential,' or similarly to indicate their confidential nature.

9. Consultant Independent Contractor. Consultant is engaged under the terms of this Agreement as an independent contractor, and nothing herein shall be construed as creating an employer/employee relationship between the parties. Consultant shall not have the authority to make any decisions with respect to any matter as to which Consultant renders consulting services or to enter into agreements or contracts on behalf of the Company or otherwise bind the Company. Consultant shall be solely liable for the payment of any taxes imposed or arising out of the payment of compensation to Consultant under this Agreement.

10. Assignment/Benefits. The benefits of this Agreement shall inure to the benefit of the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns, provided, however, that Consultant shall not assign or permit any other person or entity to assume its obligations hereunder without the prior written approval of the Company. The Company shall provide Consultant with notice of its consent or withholding of such consent within ten days after approval has been requested.

11. Equitable Relief. Consultant acknowledges that any breach or threatened breach or alleged breach or threatened alleged breach by Consultant of any of the provisions of this Agreement can cause irreparable harm to the Company or its subsidiaries or affiliates, for which the Company would have no adequate remedy at law. In the event of a breach or threatened breach or an alleged breach or alleged threatened breach by Consultant of any of the provisions of this Agreement, the Company, in addition to any and all other rights and remedies it may have under this Agreement or otherwise, may immediately seek any judicial action which the Company may deem necessary or advisable including, without limitation, the obtaining of temporary and preliminary injunctive relief.

12. Notice. Any notice, demand, request, or other communication permitted or required under this Agreement shall be in writing and shall be deemed to have been given if personally served; if transmitted by facsimile if receipt is confirmed by the facsimile operator of the recipient; if sent by electronic mail if receipt is acknowledged by the recipient; if delivered by overnight courier service; or if mailed by certified mail, return receipt requested, addressed as follows:

If to the Company: The StockGame Company
                          Attn: John C. Dello-Iacono, President
                         Facsimile No.: 516-977-3015

If to Consultant: eSAFETYWORLD, Inc.
                       80 Orville Drive
                       Bohemia, NY 11716
                       Attn: Edward A. Heil, President
                       Facsimile No.: 212-208-3082

or such other addresses, facsimile numbers, or electronic mail address as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice, demand, request, or other communication shall be deemed to have been given as of the date so delivered or sent by facsimile transmission or electronic mail, one day after the date so sent by overnight delivery, or three days after the date so mailed.

Either party may change its address for notice purposes by giving notice to the other party pursuant to the above provision.

13. Headings. The headings of the paragraphs herein have been inserted for ease of reference only and shall not control or affect the meaning or interpretation of any of the terms and provisions hereof.

14. Governing Law. This Agreement is entered into under and shall be governed by the laws of the state of New York, excluding law respecting the choice or conflicts of law.

15. Further Action. The parties hereby agree to execute and deliver such additional documents and to take such further action as may become necessary or desirable to fully carry out the provisions and intent of this Agreement.

16. Form of Execution. A valid and binding signature hereto or any notice, demand, request, or other communication required or permitted hereunder may be in the form of a manual execution of a document or a true copy made by photographic, xerographic, or other electronic process that provides similar copy accuracy of a document that has been manually executed.

17. Enforcement. In the event of a dispute between the parties arising under this Agreement, the prevailing party in such dispute shall be entitled to recover its costs, including reasonable attorneys'fees, from the other party.

18. Nonwaiver. The failure of any party to exercise its rights in the event of a breach of any of the terms and provisions of this Agreement by the other party shall not constitute a waiver of any damages attributable to such breach nor a waiver of any such rights with respect to future, similar breaches.

19. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be resolved by arbitration in accordance of the rules of the American Arbitration Association , and judgment upon the award rendered by the arbitrator(s) shall be entered in any court having jurisdiction thereof. For that purpose, the parties hereto consent to the jurisdiction and venue of an appropriate court located in Suffolk County, State of New York. In the event that arbitration results from or arises out of this Agreement or the performance thereof or litigation to enforce any award entered therein, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. In the event of any such claim or controversy, no action shall be entertained by said arbitration if initiated more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

eSAFETYWORLD, Inc.

By: ____________________

Its: ____________________

The StockGame Company

By: ___________________

Its: ___________________

Exhibit 10.3
EMPLOYMENT AGREEMENT

THIS AGREEMENT is made and entered into this 15st day of March, 2001, by and between The StockGame Company, having its principal place of business in Bohemia, NY, hereinafter referred to as the 'Employer,' and John C. Dello-Iacono, hereinafter referred to as the 'Employee.'

2. Employment. The Employer hereby agrees to employ the Employee in the capacity of president of the Employer with responsibilities as determined from time to time by the Board of Directors upon the terms and conditions set out herein.

3. Term. The term of this Agreement shall begin on July 1, 2001, and shall terminate five years from such date. This Agreement shall automatically renew for an additional year on each contract anniversary date thereafter, unless either party gives sixty (60) days written notice to the other party of his intent not to renew for an additional period.

4. Compensation. The Employer shall pay the Employee, as compensation for the services rendered by the Employee, an annual salary of $120,000 during the first two years and $130,000 thereafter, payable every two weeks. Salary payments shall be subject to withholding and other applicable taxes. Employer shall provide Employee with a medical insurance plan. If, at any time during the term of this agreement, the Employer has insufficient funds to pay Employee, the amount not paid will be accrued and paid to Employee when Employer has sufficient funds to do so.

5. Expenses The Company will provide Employee with a suitable automobile or shall, in lieu of being furnished with a Company automobile, receive a monthly automobile allowance of not less than $350.00. The Company shall also reimburse Employee for all reasonable and necessary expenses incurred in carrying out his duties under this Agreement. Employee shall present to the Company from time to time an itemized account of such expenses in any form required by the Corporation. Such expenses shall be subject to review by the Audit Committee of the Board of Directors.

6. Duties. The Employee shall perform, for the Employer, the duties as defined by the Board of Directors.

7 Extent of Services. The Employee shall devote not less than 90 percent of his time, attention, and energies to the Employer's business and shall not, during the term of this Agreement, be engaged in any other business activity, whether or not such business activity is pursued for gain, profit, or other pecuniary advantage. The Employee further agrees that he will perform all of the duties assigned to him to the best of his ability and in a manner satisfactory to the Employer, that he will truthfully and accurately maintain all records, preserve all such records, and make all such reports as the Employer may require; that he will fully account for all money and all of the property of the Employer of which he may have custody and will pay over and deliver the same whenever and however he may be directed to do so.

8 Notices. Any notice required or desired to be given under this Agreement shall be given in writing, sent by certified mail, return receipt requested, to his residence in the case of the Employee, or to its principal place of business, in the case of the Employer.

9 Waiver of Breach. The waiver by the employer of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. No waiver shall be valid unless in writing and signed by the Employer.

10. Assignment. The Employee acknowledges that the services to be rendered by him are unique and personal. Accordingly, the Employee may not assign any of his rights or delegate any of his duties or obligations under this Agreement. The rights and obligations of the Employer under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Employer.

11. Death during Employment. If the Employee dies during the term of employment, the Employer shall pay to the estate of the Employee one full month of compensation which would otherwise be payable to the Employee if the Employee were alive. In addition, the Employer shall allow the Estate of the Employee to maintain the ownership of any interest the Employee had in any and all distributorships.

12. Vacations. The Employee shall be entitled each year to vacation and personal leave suitable and appropriate to his position. During this time his compensation shall be paid in full.

13. Termination by Employee. The Employee may not terminate this Agreement without cause. This Agreement and the employment of the Employee may be terminated by either party with stated cause upon 30 days'written notice given by either party to the other within 12 months from the date of commencement of employment hereunder, or upon 90 days'written notice with stated cause thereafter. Termination for cause shall include, but not necessarily be limited to (i) Employee's failure, refusal or inability to perform satisfactorily the services required of him by the Board of Directors; (ii) Employee's commitment of an offense of moral turpitude or offense under federal, state or local laws; and (iii) commission by Employee of an act of disloyalty against the Corporation or the violation by Employee of any provision of this Agreement.

14. Entire Agreement. This Agreement contains the entire understanding of the parties. It may be changed only by an Agreement in writing, signed by the parties hereto.

15. Governing Law. This agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of New York. The parties herein waive trial by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in Suffolk County, State of New York. In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. In such event, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

16. Indemnity. The Employer shall indemnify the Employee and hold him harmless for any acts or decisions made by him in good faith while performing services for the Employer and will use its best efforts to obtain coverage for the Employee under any insurance policy now in force or hereinafter obtained during the term of this Agreement covering the other officers, and/or employees of the Employer against lawsuits. Employer shall pay all expenses, including attorney's fees, actually and necessarily incurred by the Employee in connection with any appeal thereon, including the cost of court settlements.

17. Working Facilities. The Employee shall be provided such facilities and services as are suitable to his position and appropriate for the performance of his duties.

18. Contractual Procedures. Unless specifically disallowed by law, should litigation arise hereunder, service of process therefor may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

The StockGame Company

By: John C. Dello-Iacono

Its:______________________

Exhibit 10.4
AMENDED CONSULTING AGREEMENT

AGREEMENT made effective on the 28th day of September, 2000, by and between EB Consulting, a consulting firm domiciled in the State of Nevada hereinafter referred to as the 'Consultant,' and The StockGame Company (formerly StockPick, Inc.), a Nevada corporation, whose principal place of business is located in Bohemia, NY hereinafter referred to as 'Company.'

WHEREAS, the Company desires to engage the services of the Consultant to perform consulting services for the Company regarding its current business and planned future business as an independent contractor and not as an employee; and

WHEREAS, Consultant desires to consult with the Board of Directors, the officers of the Company, and the administrative staff, and to undertake for the Company consultation as to the direction of certain functions in said management;

NOW, THEREFORE, it is agreed as follows:

1. Term. The respective duties and obligations of the contracting parties shall be for a period of one year.

2. Consultations. Consultant shall be available to consult with the Board of Directors, the officers of the Company, and the heads of the administrative staff, at reasonable times, concerning matters pertaining to the general business management of the Company, the fiscal policies of the Company, the relationship of the Company with its employees or with any organization representing its employees, and, in general, the important problems of concern in the business affairs of the Company. Consultant shall not represent the Company, its Board of Directors, its officers or any other members of the Company in any transactions or communications nor shall Consultant make claim to do so. Consultant understands that certain information to be provided by the Company concerning the business and operations of the Company, its subsidiaries, and affiliates will be confidential information and will be treated by Consultant as such. Consultant will not, directly or indirectly, make use of such information or divulge any such information to others except as authorized by the Company.

3. Liability. With regard to the services to be performed by the Consultant pursuant to the terms of this agreement, the Consultant shall not be liable to the Company, or to anyone who may claim any right due to any relationship with the Corporation, for any acts or omissions in the performance of services on the part of the Consultant or on the part of the agents or employees of the Consultant, except when said acts or omissions of the Consultant are due to willful misconduct or gross negligence. The Company shall hold the Consultant free and harmless from any obligations, costs, claims, judgments, attorneys'fees, and attachments arising from or growing out of the services rendered to the Company pursuant to the terms of this agreement or in any way connected with the rendering of services, except when the same shall arise due to the willful misconduct or gross negligence of the Consultant and the Consultant is adjudged to be guilty of willful misconduct or gross negligence by a court of competent jurisdiction.

4. Compensation. The Consultant shall receive compensation from the Company for the performance of the services to be rendered to the Company pursuant to the terms of the agreement $100,000 or 350,000 of the issued and outstanding shares of common stock of the Company, at the Company's option, payable within 60 days of the date of this Ahreement. The common stock shall be registered as soon as practicable with the Securities and Exchange Commission on Form S-8 or other form of registration if Form S-8 is not available at Consultant's expense. In addition, the Company shall reimburse the Consultant for any reasonable out of pocket expenses incurred by the Consultant pursuant to the terms of this agreement that were approved by the Company.

5. Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be resolved by arbitration in accordance of the rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) shall be entered in any court having jurisdiction thereof. For that purpose, the parties hereto consent to the jurisdiction and venue of an appropriate court located in Suffolk County, State of New York. In the event that arbitration results from or arises out of this Agreement or the performance thereof or litigation to enforce any award entered therein, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled. In the event of any such claim or controversy, no action shall be entertained by said arbitration if initiated more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

IN WITNESS WHEREOF, the parties have hereunto executed this Agreement on the 28th day of September, 2000.

The StockGame Company

By: ____________________

Its: ____________________

EB CONSULTING

By: ____________________

Its: ___________________

Consent of HJ & Associates, LLC
Exhibit 22.1

INDEPENDENT AUDITORS 'CONSENT

To the Owners
The StockGame Company
Bohemia, New York

We consent to the use in this Registration Statement of The StockGame Company on Form SB-2 of our audit report dated March 20, 2001 for The StockGame Company for the year ended December 31, 2000, which are part of this Registration Statement, and to all references to our firm included in this Registration Statement.

/s/
HJ & Associates, LLC
Salt Lake City, Utah
May 31, 2001